Andrew I. Telsey, P.C. - Attorney at Law
--------------------------------------------------------------------------------
         12835 E. Arapahoe Road, Tower One, Penthouse #803, Englewood, CO 80112 Telephone (303) - 768-9221 - Facsimile (303) 768-9224 - E-mail: aitelsey@cs.com



September 1, 2006



VIA EDGAR

Jeffrey B. Werbitt, Esq.
Office of Mergers & Acquisitions
United States Securities and Exchange Commission
Washington, D.C.  20549

Re:      Alpha Spacecom, Inc.
         Preliminary Information Statement on Schedule 14C
         SEC File No. 0-113628

Dear Mr. Werbitt:

This letter is submitted in response to your comment letters issued in the above referenced matter, dated August 24, 2006. We have also filed this date an amended Preliminary Information Statement. A "red-lined" version of amended
Preliminary Information Statement will be furnished to you in order to facilitate your review.

In regard to the comment letter, this letter shall provide the responses to said comment letter from the above referenced issuer (the "Company"). Each response coincides with the numbered comment in the applicable letter.

                Preliminary Information Statement on Schedule 14C
                -------------------------------------------------

1. Included in the Company's amended Preliminary Information Statement filed herewith are the updated financial statements of EGIG for the six months ended June 30, 2006. The Management's Discussion section for EGIG has been updated as well. In addition, the Company's financial statements have been included as an Appendix to the Information Statement. See Appendix B, Appendix C and Appendix D of the amended Information Statement.

2. Both the notice and cover page (page 1) of the amended Information  Statement
have  been  revised  to  include  the   beneficial   ownership   following   the
effectiveness of the Merger.

Jeffrey B. Werbitt, Esq.
Office of Mergers & Acquisitions
United States Securities and Exchange Commission
September 1, 2006
Page 2

3. No current or former officer or director of the Company will receive any benefits not received by the nonaffiliated shareholders of the Company, either directly or indirectly. No payments or other consideration will be provided. However, as described in the Related Party transactions section of the Information Statement, no forgiveness of any indebtedness currently owed to the Company's management will be forgiven.

4. The amended Information Statement identifies the controlling shareholders. See page 24 of the amended Information Statement.

5. The amended Information Statement contains all required disclosure relating to dissenting shareholder rights afforded under the laws of the State of Nevada.

6. The amended Information Statement has been revised to include a more detailed description of the two matters being litigated, as well as adding a new risk factor and additional disclosure in the Summary section.

In addition and per our phone conversation, the Company and its counsel believe that the outstanding litigation is groundless and frivolous. The alleged claims arose from an attempt of two of the former directors to "steal" the company. In support of this contention, it is noted that every decision and order issued by the courts to date have been in current management's favor.

7. We have been advised by the Company's litigation counsel that the validity of the December 2001 Share Exchange Agreement is no longer an issue in dispute or the subject of any of the claims in either the California or Colorado cases. Therefore, it does not appear to the Company that the validity of that prior agreement is in question at this time and respectfully submit that the disclosure requested by the staff in this comment is not necessary or material.

Relevant to the balance of this comment, the amended Information Statement has been revised to include a more detailed description of the two matters being litigated and the events leading up to this dispute, as well as adding a new risk factor and additional disclosure in the Summary section.

8. It is our understanding that the advances made by current management are to remain in place. These advances are reflected in the unaudited pro forma financial statements included in the Information Statement.

No regulatory approvals of the Merger are required.

Jeffrey B. Werbitt, Esq.
Office of Mergers & Acquisitions
United States Securities and Exchange Commission
September 1, 2006
Page 3

9. All of the  information  required  to be  disclosed  pursuant to Item 6(a) of
Schedule 14A has been provided. There has been no change in control of the Company has occurred since the Company's last fiscal year end.

10. The amended Information Statement has been revised to properly reflect that only Mr. Hou Beicang will be an officer and director of the Company following the Merger.

11. The updated MD&A discussion relating to EGIG's barter sales has been revised in the amended Information Statement. See page 40.

In addition, included with this filing is the letter from Mr. Hu requested by the staff in the comment letter.

If the aforesaid responses are acceptable to the staff, it is our understanding that the staff has no further comments and that our client may file a Definitive Information Statement and disseminate the same to its shareholders. Please advise as soon as possible if this is not the case.

Thank you for your cooperation in this matter.

Yours truly,

s/Andrew I. Telsey

Andrew I. Telsey

cc:  Client

AIT